Exhibit 99.1

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Financial Statements

For The Three Months Ended January 31, 2024

(Expressed in United States Dollars)

(Unaudited)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

	January 31,	October 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$9,285,973	$5,427,739
Other receivables	68,491	104,320
Short-term investment (Note 3)	86,668	86,112
Prepaid expenses	316,886	40,403
Related parties (Note 4b)	85,382	136,002
Total current assets	9,843,400	5,794,576

Non-current assets

Property and equipment	1,350	1,727
Intangible assets	116,549	119,310
Restricted cash	41,264	37,675
Right-of-use asset (Note 4d)	95,034	–
Total non-current assets	254,197	158,712

Total assets	$10,097,597	$5,953,288

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$608,520	$617,004
Due to related parties (Note 4)	152,100	42,433
Derivative warrants liabilities (Note 5)	4,201,370	4,310,379
Short-term portion of lease liabilities (Note 4d)	63,707	–
Total current liabilities	5,025,697	4,969,816

Non- current liabilities

Long-term lease liabilities (Note 4d)	30,507	–
Total non-current liabilities	30,507	–

Total liabilities	$5,056,204	$4,969,816

Shareholders’ equity

Share capital and share premium (Note 6)	22,523,057	17,131,223
Warrants (Note 7)	459,341	459,341
Share-based payment reserve (Notes 8,9)	2,216,108	2,182,221
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(20,135,863)	(18,768,063)
Total shareholders’ equity	5,041,393	983,472

Total liabilities and shareholders’ equity	$10,097,597	$5,953,288

Approved and authorized for issuance on behalf of the Board of Directors on March 18, 2024:

/s/ “Alan Rootenberg”	/s/ “Adi Zuloff-Shani”
Alan Rootenberg, CFO	Adi Zuloff-Shani, CEO

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	Three months ended January 31,
	2024	2023

Operating expenses
General and administrative	$1,156,513	$1,245,428
Research and development, net	227,478	587,630
Total operating expenses	1,383,991	1,833,058

Finance incomes (expenses)

Changes in fair value of derivative warrants liabilities (Note 5)	155,143	–
Unrealized gain (loss) on short-term investment (Note 3)	556	(63,194)
Foreign exchange gain (loss)	1,416	(34,404)
Other finance income, net	60,576	18,015
Total finance incomes (expenses)	217,691	(79,583)

Other income
Dividend received	–	16,555
Total other income	–	16,555

Loss Before taxes	(1,166,300)	(1,896,086)
Tax expenses	(201,500)	(3,383)
Net Loss and comprehensive loss	$(1,367,800)	$(1,899,469)
Loss per share, basic and diluted	$(0.90)	$(24.80)
Weighted average number of shares for the purposes of basic and diluted loss per share (*)	1,517,459	76,591

(*)

On September 30, 2022 the Company effected a 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share held.

On November 28, 2023, the Company effected a further 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share then held.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

(Unaudited)

	Share capital and share premium			Share-based	Accumulated other		Total shareholders’
	Number of shares (*)	Amount	Warrants	payment reserve	comprehensive income	Accumulated deficit	equity (deficit)
Balance, October 31, 2022	43,992	$6,706,644	$459,110	$1,896,724	$(21,250)	$(10,147,226)	$(1,105,998)
Net loss for the period	–	–	–	–	–	(1,899,469)	(1,899,469)
Issuance of common shares	38,462	6,026,327	–	337,579	–	–	6,363,906
Common shares and warrants issued to Medigus	–	296,845	231	–	–	–	297,076
Issuance of common shares upon vesting of restricted stock units	161	39,975	–	(39,975)	–	–	–
Common shares for services	–	–	–	34,906	–	–	34,906
Share-based compensation	–	–	–	154,565	–	–	154,565
Balance, January 31, 2023	82,615	$13,069,791	$459,341	$2,383,799	$(21,250)	$(12,046,695)	$3,844,986

Balance, October 31, 2023	607,337	$17,131,223	$459,341	$2,182,221	$(21,250)	$(18,768,063)	$983,472
Net loss for the period	–	–	–	–	–	(1,367,800)	(1,367,800)
Issuance of common shares, pre-funded warrants and warrants (Note 6c(iii))	1,500,000	1,459,815	–	–	–	–	1,459,815
Exercise of warrants (Note 6c(ii))	1,062,188	3,931,902	–	–	–	–	3,931,902
Common shares for services	45	117	–	(225)	–	–	(108)
Share-based compensation (Notes 8, 9 (i))	–	–	–	34,112	–	–	34,112
Balance, January 31, 2024	3,169,570	$22,523,057	$459,341	$2,216,108	$(21,250)	$(20,135,863)	$5,041,393

(*)

On September 30, 2022 the Company effected a 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share held.

On November 28, 2023, the Company effected a further 1-for-30 reverse split of its issued and outstanding common shares, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share then held.

All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	Three months ended January 31,
	2024	2023
Operating activities
Net loss	$(1,367,800)	$(1,899,469)

Adjustments for:
Amortization of intangible assets	2,761	2,599
Amortization of right-of-use asset	5,493	17,498
Dividend received	–	16,555
Interest on lease liability	1	2,392
Exchange rate differences	(1,570)	5,601
Share issuance costs allocated to derivate warrants liability	115,046	–
Depreciation of property and equipment	377	1,897
Changes in fair value of derivative liabilities	(155,143)	-
Share-based compensation	34,004	195,978
Unrealized (gain) loss on short-term investment	(556)	63,194
Tax expenses	201,500	3,383

Changes in working capital:
Decrease (increase) in other receivables	93,572	(195,026)
Increase in prepaid expenses	(276,501)	(685,259)
Decrease in accounts payable and accrued liabilities	(222,357)	(533,822)
Increase (decrease) in due to / from related parties	109,177	(98,876)
Net cash used in operating activities	(1,461,996)	(3,103,355)

Financing activities
Proceeds from issuance of common shares and warrants, net of issuance costs (Note 6c (iii))	1,824,773	6,363,906
Proceeds received from exercise of warrants (Note 6c (ii))	3,498,032	–
Repayment of lease liabilities	(6,298)	(15,780)
Net cash provided by financing activities	5,316,507	6,348,126
Effect of foreign exchange rate changes on cash and cash equivalents	3,723	(4,224)
Net increase in cash and cash equivalents	3,858,234	3,240,547
Cash and cash equivalents at beginning of period	5,427,739	128,777
Cash and cash equivalents at end of period	$9,285,973	$3,369,324

Supplementary disclosure of cash flow information:
Cash received for interest	$63,502	$18,015
Dividend received	–	16,555
Cash paid for taxes	29,974	–
Non-cash financing and investing activities
Derivative liability converted to equity	$–	$290,569
Right of use assets obtained in exchange for lease liabilities	100,818	–

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical pharmaceutical company in phase I/IIa clinical trials, that develops novel psychedelic medicines to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s Israeli subsidiary (Clearmindmed Ltd.) provides research and development services to the Company.

On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol “CMND” on the Nasdaq and on the Frankfurt Stock Exchange, or FSE, under the symbol “CWY”. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

On January 16, 2024, the Company completed a registered direct and private placement for aggregate gross proceeds of $2.40 million. See note 6(c)(iii).

b.	Going concern

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the three months ended January 31, 2024, the Company has not generated any revenues and has negative cash flow from operations of $1,461,996. As of January 31, 2024, the Company has an accumulated deficit of $20,135,863. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors raise substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On September 30, 2022, the Company’s Board of Directors (the “Board”) approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of September 30, 2022, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share.

On November 28, 2023, the Company’s Board approved a further 1-for-30 reverse split of its issued and outstanding common shares, effective as of November 28, 2023, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share then held.

All issued and outstanding common shares or instruments convertible into common shares contained in these financial statements have been retroactively adjusted to reflect the reverse share split for all periods presented, unless explicitly stated otherwise.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Significant Accounting Policies

a.	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These condensed interim consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Corp. (inactive). All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”), and are presented in United States dollars, which is the Company’s functional currency.

b.	Unaudited Interim Financial Information

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited financial statements as of and for the year ended October 31, 2023 and the notes thereto (the “2023 Annual Report”).

The condensed interim consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, these condensed interim consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the three months ended January 31, 2024 are not necessarily indicative of the results for the year ending October 31, 2024, or for any future period.

As of January 31, 2024, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2023 Annual Report.

c.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

c.	Significant Accounting Estimates and Judgments (continued)

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Warrant Liability

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company's shares, the expected life of the warrants and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions raise substantial doubt upon the Company’s ability to continue as a going concern.

3.	Short-term Investment

Pursuant to the Share Exchange Agreement with Medigus Ltd (“Medigus”), on February 14, 2022, the Company received 27,778 ordinary shares of Medigus (the “Medigus Agreement”).

As of January 31, 2024, the Company holds 27,778 ordinary shares of Medigus (approximately 0.11%) with a total fair value of $86,668. The fair value of ordinary shares held was determined by reference to public price quotations in an active market. See Note 10.

	October 31, 2023	Additions	Unrealized gain	January 31, 2024

Medigus Ltd. – Shares	$86,112	$-	$556	$86,668

	October 31, 2022	Additions	Unrealized loss	October 31, 2023

Medigus Ltd. – Shares	$193,750	$-	$(107,638)	$86,112

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

4.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Three months ended	Three months ended
	January 31,	January 31,
	2024	2023

Officers:
Consulting fees	$160,688	$150,066
Share based compensation	15,701	44,442
	$176,389	$194,508
Directors:
Directors’ fees	$74,623	$54,562
Share based compensation	17,221	44,095
	$91,844	$98,657

(ii)	Balances with related parties

	January 31,	October 31,
	2024	2023
Amounts owed to officers	$105,044	$29,666
Amounts owed to directors	47,056	12,767
	$152,100	$42,433

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate SciSparc and the Company’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they may enter into a joint venture by the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture as the development of the project remains in a very early stage.

For the three months ended January 31, 2024, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $502 (three months ended January 31, 2023 $57,630). As of January 31, 2024, $85,382 is owed to the Company by SciSparc (October 31, 2023- $136,002).

c.	The Company shares office space with SciSparc and contributes to office expenses costs.

d.	On December 25, 2023, the Company entered into a lease agreement with SciSparc for a total area of approximately 240m2, of which the Company occupies approximately 120m2 for the Company’s offices, in Tel Aviv, Israel. The Company’s base rent was ILS23,300 per month ($6,500) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Derivative warrants liabilities

a.	On April 6, 2023, the Company issued 150,191 warrants in connection with its April 2023 Public Offering (“April 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“April 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability and the time of the grant and are revalued at the end of each reporting period.

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of the April 2023 Warrants was reduced to $1.077, and each April 2023 Warrant became convertible into 9.124 common shares of the Company.

During the period between November 29, 2023 and December 5, 2023, 71,520 April 2023 Warrants were exercised into 652,521 common shares.

b.	On September 18, 2023, the Company issued 250,000 warrants in connection with its September 2023 Public Offering (“September 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“September 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability and the time of the grant and are revalued at the end of each reporting period.

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the September 2023 Warrants, the exercise price of the September 2023 Warrants was reduced to $1.077, and each September 2023 Warrant became convertible into 4.988 common shares of the Company.

During the period between November 29, 2023 and December 5, 2023, 82,183 September 2023 Warrants were exercised into 409,667 common shares.

c.	On January 16, 2024, the Company issued 1,500,000 warrants with an exercise price of $1.60 per warrant in connection with its January 2024 Public Offering (“January 2024 Warrants”). Each warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“January 2024 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period.

d.	During the three months ended January 31, 2024, the Company recorded a gain on the revaluation of the total derivative warrants liabilities of $155,143, in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Derivative warrants liabilities (continued)

e.	The binomial model was used to measure the derivative warrant liability with the following assumptions:

January 31, 2024
Share Price	$1.43
Exercise Price	$1.077-$1.60
Expected life	4.18-4.96 years
Risk-free interest rate	3.91-3.96%
Dividend yield	0.00%
Expected volatility	154.22-157.68%

f.	The following table presents the changes in the warrants liability during the period:

Balance as of November 1, 2022	$-
Issuance of April 2023 Warrants	1,771,208
Issuance of September 2023 Warrants	923,225
Exercise of warrants	(574,040)
Changes in fair value of warrants	2,189,986
Balance as of October 31, 2023	$4,310,379
Issuance of January 2024 Warrants	480,004
Exercise of warrants	(433,870)
Changes in fair value of warrants	(155,143)
Balance as of January 31, 2024	$4,201,370

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

6.	Share Capital

a.	The Company’s authorized share capital is unlimited common shares without par value share. As of January 31, 2024, the number of common shares issued and outstanding was 3,169,570 (October 31, 2023 – 607,337).

b.	On September 30, 2022, the Company effected a 1-for-30 share consolidation of its issued and outstanding common shares. On November 28, 2023, a further 1-for-30 share consolidation was effected. All share amounts and instruments convertible into common shares prior to the date of the reverse share split have been retroactively restated for all periods presented.

c.	Share transactions during the three months ended January 31, 2024:

(i)	On November 6, 2023, 45 common shares with a fair value of $117 were issued to providers of investor services in payment of services.

(ii)	Between November 30, 2023 and December 5, 2023, April 2023 Warrants and September 2023 Warrants were exercised for 1,062,188 shares, resulting in gross proceeds of $3,498,032.

(iii)	On January 16, 2024, the Company completed a registered direct offering and concurrent private placement of (i) 1,468,000 Common Shares, (ii) 32,000 pre-funded warrants to purchase 32,000 Common Shares and (iii) 1,500,000 unregistered common warrants to purchase 1,500,000 Common Shares. The pre-funded warrants are immediately exercisable at an exercise price of $0.0001 per Common Share and will not expire until exercised in full. The unregistered common warrants have an exercise price of $1.60 per Common Share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances (“the January 2024 Offering”). The gross proceeds from the January 2024 Offering were approximately $2.4 million before deducting estimated offering expenses. Net proceeds from the offering were $1,824,773. On January 17, 2024, the pre-funded warrants were exercised.

d.	Share transactions during the three months ended January 31, 2023:

(i)	On November 14, 2022, the Company completed an underwritten public offering of 38,462 common shares at a price to the public of US$195.00 per share, for aggregate gross proceeds of US$7.5 million, prior to deducting underwriting discounts and offering expenses. The offering closed on November 17, 2022. Net proceeds from the offering were $6,363,906.

In addition, the Company granted Aegis Capital Corp. (“Aegis”), who acted as the underwriters for the deal, a 45-day option to purchase up to 5,769 additional common shares, equal to 15% of the number of common shares sold in the offering solely to cover over-allotments, if any (“Over-Allotment”). The public purchase price per additional common share would have been $195.00 per share. The Over-Allotment was not exercised.

Aegis received 1,923 underwriter warrants, each such warrant entitling the agents to receive one common share upon payment of $243.75 per share, exercisable six months after the commencement of sales of this offering and expiring on a date which is no more than five years after the commencement of sales of the offering. The fair value of the underwriter warrants of $337,579 were accounted for as an issuance cost within the share-based payment reserve. The fair value of the underwriters warrants was estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

Risk-free interest rate	1.43%
Expected life (in years)	5
Expected volatility	150%

In connection with the offering, the Company’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq (in addition to the CSE) under the symbol “CMND” on November 15, 2022.

Following the public offering and pursuant to the Medigus SPA, Medigus was entitled to receive 1,494 common shares and 75 warrants pursuant to an anti-dilution clause included in the agreement signed between the Company and Medigus on June 29, 2022. The anti-dilution feature was recorded as a derivative liability as of October 31, 2022.

(ii)	On January 16, 2023, 161 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $39,975 at the time of issuance.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

7.	Share Purchase Warrants

The following table summarizes the changes in the Company’s share purchase warrants:

	Number of warrants	Weighted average exercise price

Balance, October 31, 2022	19,763	576.66

Issuance of underwriter warrants	1,923	243.75
Issuance of April 2023 warrants (*)	150,191	5.124
Issuance of September 2023 warrants (**)	250,000	9.00
Issuance of Medigus warrants	75	1,297.67
Expiration of warrants	(11,430)	922.98
Exercise of warrants	(26,153)	5.124

Balance, October 31, 2023	384,369	$7.90
Number of shares to be issued from the exercise of warrants	826,781
Issuance of January 2024 warrants (Note 5c)	1,500,000	1.60
Exercise of warrants	(153,658)	3.273
Balance, January 31, 2024	1,730,711	$1.79

Number of shares to be issued from the exercise of warrants	3,065,323	(***	)

(*)	These warrants convert into 717,773 shares.
(**)	These warrants convert into 837,219 shares.
(***)	See note 13(b).

As of January 31, 2024, the following share purchase warrants were outstanding:

Number of warrants outstanding	Number of shares to be issued from the exercise of warrants	Exercise price		Exercise price (USD)	Expiry date

8,333	8,333	C$	135.00	$100.77	April 22, 2024
1,923	1,923		$325.41	$243.75	November 17, 2027
52,518	717,773		$1.077	$1.077	April 5, 2028
75	75	C$	1,800	$1,343.58	November 23, 2024
167,862	837,219		$1.077	$1.077	September 17, 2028
1,500,000	1,500,000		$1.60	$1.60	January 15, 2025
1,730,711	(*)3,065,323

(*)	See note 13(b).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Stock Options

(a)	On November 14, 2023, the shareholders of the Company approved the Omnibus Equity Incentive Plan, or the Omnibus Plan. Pursuant to the Omnibus Plan, the Company is authorized to grant options or restricted share units (“RSUs” and together with “Options”, “Awards” or “Stock Awards”) to officers, directors, employees and consultants enabling them to acquire up to 20% of our issued and outstanding Common Shares (after taking into account existing awards from the Company’s 2021 stock option plan). The Awards can be granted for a maximum of 10 years and vest as determined by the Board.

The maximum number of common shares reserved for issuance in any 12-month period to a related party consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant (and may not exceed 15% in total, to all related parties). The maximum number of common shares reserved for issuance in any 12-month period to any investor relations service provider may not exceed 2% of the issued and outstanding common shares at the date of the grant.

(b)	The following table summarizes the changes in the Company’s stock options for the periods ended January 31, 2023 and October 31, 2022:

	Number of options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

Outstanding, October 31, 2022	5,254	C$	613.5	$450.64

Granted	334		442.22	318.81

Outstanding, October 31, 2023	5,588	C$	603.12	$434.81

Expired	(67)		720.00	537.43

Outstanding, January 31, 2024	5,521	C$	601.70	$449.13

Exercisable, January 31, 2024	4,405	C$	604.47	$451.20

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Stock Options (continued)

(c)	Additional information regarding stock options outstanding as of January 31, 2024, is as follows:

Outstanding					Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)		Weighted average exercise price (USD$)	Number of stock options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

533	2.32	C$	166.50	$124.28	444	C$	166.50	$124.28
978	8.01		504.00	376.20	732		504.00	376.20
1,166	2.31		675.00	503.84	1,012		675.00	503.84
200	5.25		702.00	524.00	159		702.00	524.00
133	2.64		747.00	557.59	133		747.00	557.59
422	7.86		612.00	456.82	422		612.00	456.82
1,044	8.01		720.00	537.43	696		720.00	537.43
667	2.42		756.00	564.31	556		756.00	564.31
111	7.86		900.00	671.79	83		900.00	671.79
61	9.32		315.00	235.13	38		315.00	235.13
156	9.41		504.00	376.20	117		504.00	376.20
50	9.44		31.35	23.40	13		31.35	23.40
5,521	5.40	C$	601.70	$449.13	4,405	C$	604.47	$451.20

The fair value for stock options previously granted to certain consultants for ongoing services measured during the period have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Three months ended January 31, 2024	Three months ended January 31, 2023

Risk-free interest rate	3.53%	2.68%
Expected life (in years)	5.36	5.38
Expected volatility	148.21%-160.75%	91.81%-94.66%

d.	The portion of the total fair value of stock options expensed during the three months ended January 31, 2024, was $33,578 (2023 - $99,131) which was recorded as share-based compensation expense.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

9.	Restricted Share Units

The following table summarizes the continuity of RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)

Balance, October 31, 2022	–	$–	$–

Granted	2,200	55.97	41.46
Vested	(2,200)	55.97	41.46

Balance, October 31, 2023	–	$–	$–

Granted (i)	198	3.62	2.70
Vested	(198)	3.62	2.80

Balance, January 31, 2024	–	$–	$–

(i)	During the three months ended January 31, 2024, the Company issued 198 RSU’s with a fair value of $534 to consultants (2023-$55,434).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Financial Instruments and Risk Management

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of January 31, 2024, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance January 31, 2024
Short-term investment	$86,668	$–	$–	$86,668
Derivative warrants liability	–	–	4,201,370	4,201,370

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2023
Short-term investment	$86,112	$–	$–	$86,112
Derivative warrants liability	–	–	4,310,379	4,310,379

The fair value of other assets and liabilities, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Financial Instruments and Risk Management (continued)

c.	Foreign Exchange Rate Risk (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as of January 31, 2024. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of January 31, 2024.

Cash and cash equivalents	$255,931
Other receivables	44,932
Accounts payable and accrued liabilities	(306,147)
Due to related parties	(152,100)
Total foreign currency financial assets and liabilities	$(157,384)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(15,738)

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of January 31, 2024 and October 31, 2023:

January 31, 2024	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$608,520	$608,520	$–
Due to related parties	152,100	152,100	–
Lease liability	94,214	63,707	30,507
	$854,834	$824,327	$30,507

October 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$617,004	$617,004	$–
Due to related parties	42,433	42,433	–
	$659,437	$659,437	$–

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

11.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, RSU reserve, warrants reserve, and options reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the three months ended January 31, 2024.

12.	Segmented Information

As of January 31, 2024, the Company has one operating segment, research and development of psychedelic medicine, which takes place primarily in Israel.

13.	Subsequent Events

a.	On February 14, 2024, the Company issued 382,920 RSU’s to consultants, directors and officers.

b.	During the period between February 23, 2024 and March 8, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants were exercised into 91,933 shares, for gross proceeds of $114,829.